Kadell:

It all started when we made this Bible movie. No, not that kind of Bible movie. Ours looked more like this. It's called Testament, an adaptation of the Book of Acts, but set in a world that looks very much like ours today. Why am I saying go this? Well, even though the film is out and available to watch for free, it really was just the beginning and we made it for just over 50K. Now we are producing a brand new multi-season show, starting with the Day of Pentecost, and journeying through the rest of the Book of Acts. And this time imagine what we could do of a proper budget. And that's where you come in.

Speaker 2:

Testament is currently looking for investors, people like you.

Kadell:

It's true. If you are interested in bringing this series to life and potentially owning part of the show, express your interest at angel.com/testament. Testament follows a group of believers filled with the Holy Spirit as they journey through danger and persecution to make the truth know, that he is risen.

Speaker 3:

But why a modern adaptation?

Kadell:

Good question. Here's what some of our viewers of the original film said.

Speaker 4:

Took the story of the early church like right into today.

Speaker 5:

It just hits people's heart differently.

Speaker 6:

It's amazing. Oh, I cannot express how I feel.

Paul Syrstad:

It's now going to be going on TV series. Yes!

Kadell:

Modernizing the account of the early church connects to audiences in a fresh way, especially for those who might have struggled to engage before. It's been done with Baz Luhrmann's Romeo and Juliet, 10 Things I Hate About You, and of course, my personal favorite, BBC's Sherlock. So if you want to help bring these life-changing stories to the screen, head over to angel.com/testament and express your interest. Plus, these aren't donations, investors could share in the potential profits.

What's great is we already have a distribution partner, which is usually one of the hardest parts for making a show. The good news is it's Angel Studios, the same studio that brought you the worldwide hit, The Chosen, and generated over a $100 million in revenue from that show alone, is also bringing you Testament. On the edge of your seat, yet?

Speaker 2:

By order of the temple of God.

Kadell:

So what's the Plan? Testament will be a multi-season TV series retelling the Book of Acts in a modern world. And if we are fully funded by April 2023, we could have the first episode out to you by this December, just in time for Christmas. I'm excited. Oh, and if you are too, here's your chance to help make it happen. Head over to angel.com/testament and express your interest now. Perfect timing. This is Paul Syrstad, the director and creator. Why the show, Paul?

Paul Syrstad:

Well, I strongly felt God call me to make films and shows that would glorify him. I love the Bible and retelling the account of the Book of Acts invites us to reconnect with the early church in a way that asks, how am I living out my faith today? How am I following Jesus? And that's why. Oh, Kadell?

Kadell:

Thanks. Yeah, sure. Keep going on. Cheers. Thank you.

Speaker 8:

And scene one, take one, and action.

Kadell:

Oh, I think I said everything I needed to say.

Speaker 8:

Cut.

Kadell:

Sorry. Express interest.

Speaker 8:

I said cut.

Kadell:

It all started when we made this Bible movie. It's called Testament, an adaptation of the Book of Acts, but set in a world that looks very much like ours today. Why am I saying all this? Well, even though the film is out and available to watch for free, it really was just the beginning and we made it for just over $50K. Now, we are producing a brand new multi-season show, starting with the Day of Pentecost and journeying through the rest of the Book of Acts. This time, imagine what we could with a proper budget. That's where you come in.

Speaker 2:

Testament is currently looking for investors, people like you.

Kadell:

It's true. If you're interested in bringing this series to life and potentially owning part of the show, express your interest at angel.com/testament. Testament follows a group of believers filled with the Holy Spirit as they journey through danger and persecution to make the truth known that he is risen.

Speaker 3:

But why a modern adaptation?

Kadell:

Good question. Here's what some of our viewers of the original film said.

Speaker 4:

Took the story of the early church like right into today.

Speaker 5:

It just hits people's heart differently.

Speaker 6:

It's amazing. Oh, I cannot express how I feel.

Speaker 7:

It's now going to be going on to a TV series. Yes!

Kadell:

Modernizing the account of the early church connects to audiences in a fresh way, especially for those who might have struggled to engage before. It's been done with Baz Luhrmann's Romeo and Juliet, 10 Things I Hate About You, and of course, my personal favorite, BBC's Sherlock. If you want to help bring these life-changing stories to the screen, head over to angel.com/testament and express your interest. Plus, these aren't donations. Investors could share in the potential profits. What's great is we already have a distribution partner, which is usually one of the hardest parts for making a show. The good news is it's Angel Studios, the same studio that brought you the worldwide hit The Chosen and generated over $100 million dollars in revenue from that show alone is also bringing you Testament. On the edge of your seat yet?

Speaker 2:

By order of the Temple Guard.

Kadell:

What's the plan? Testament will be a multi-season TV series, retelling the Book of Acts in a modern world. If we are fully funded by April 2023, we could have the first episode out to you by this December, just in time for Christmas. Oh, perfect timing. This is Paul Syrstad, the director and creator.

Why this show, Paul?

Paul Syrstad:

Well, I strongly felt God call me to make films and shows that would glorify him. I love the Bible and retelling the account of the Book of Acts invites us to reconnect with the early church in a way that asks, "How am I living out my faith today? How am I following Jesus?" Yeah, that's why. Oh, Kadell?

Kadell:

Thanks. Yeah, sure. Keep going on. Cheers. Thank you.

Speaker 9:

Scene one, take one. And action.

Kadell:

Oh, I think I said everything I needed to say.

Speaker 9:

Cut.

Kadell:

Sorry. Express interest.

Speaker 9:

I said cut.

Kadell:

Testament, an adaptation of the book of Acts, but set in a world that looks very much like ours today. Why am I saying all this? Well, even though the film is out and available to watch for free, it really was just the beginning, and we made it for just over $50K. Now, we are producing a brand new multi-season show, starting with the Day of Pentecost and journeying through the rest of the book of Acts. And this time imagine what we could do with a proper budget. And that's where you come in.

Speaker 2:

Testament is currently looking for investors, people like you.

Kadell:

It's true. If you are interested in bringing this series to life and potentially owning part of the show, express your interest at angel.com/testament. Testament follows a group of believers filled with the Holy Spirit as they journey through danger and persecution to make the truth known, that He is risen.

Speaker 2:

But why a modern adaptation?

Kadell:

Good question. Here's what some of our viewers of the original film said.

Speaker 3:

Took the story of the early church right into today.

Speaker 4:

It just hits people's heart differently.

Speaker 5:

It's amazing. Oh, I cannot express how I feel.

Speaker 6:

It's now going to be going on to a TV series. Yes.

Kadell:

Modernizing the account of the early church connects to audiences in a fresh way, especially for those who might have struggled to engage before. It's been done with Baz Luhrmann's Romeo and Juliet, 10 Things I Hate About You, and of course, my personal favorite, BBC's Sherlock. So, if you want to help bring these life-changing stories to the screen, head over to angel.com/testament and express your interest. Plus, these aren't donations. Investors could share in the potential profits. What's great is we already have a distribution partner, which is usually one of the hardest parts for making a show. The good news is, it's Angel Studios, the same studio that brought you the worldwide hit, The Chosen, and generated over $100 million in revenue from that show alone is also bringing you Testament. On the edge of your seat yet?

Speaker 2:

By order of the Temple Guard.

Kadell:

So, what's the plan? Testament will be a multi-season TV series retelling the book of Acts in a modern world. And if we are fully funded by April, 2023, we could have the first episode out to you by this December, just in time for Christmas. Oh, perfect timing. This is Paul Syrstad, the director and creator. Why this show, Paul?

Paul Syrstad:

Well, I strongly felt God call me to make films and shows that would glorify Him. I love the Bible. And retelling the account of the book of Acts invites us to reconnect with the early church in a way that asks, "How am I living out my faith today? How am I following Jesus?" And yeah, that's why. Oh, Kadell?

Kadell:

Thanks. Yeah, sure, we'll keep going on. Cheers, thank you. [inaudible 00:03:25]

Paul Syrstad:

Scene one, take one. And action.

Kadell:

Oh, I think I said everything I needed to say.

Paul Syrstad:

Cut.

Kadell:

Sorry. Express interest.

Paul Syrstad:

I said cut.

thank you

[Music]

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foreign

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foreign [Music]

[Applause]

foreign [Music]

[Music]

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foreign

[Applause] [Music]

[Music]

foreign

[Music] foreign

hello and welcome to the Testament live stream it's really great to have you if you're watching on YouTube if you're watching on Facebook if you're watching on Angel wherever you're watching from welcome welcome uh why don't you just say hi in the chat from whatever platform you're watching on um it gets the algorithm going but also it's a nice way just to say hi to one another as that's what's great about these live streams is that we are watching it together that we are actually engaging with one another so do say hi in fact why don't you say where you're watching from as well I am in London United Kingdom so a little far away um from the US but no matter I'm here and uh and it's great to be with you my name is Paul cerstad I am the Creator and the director of Testaments which is uh an upcoming series that retells the book of Acts but set in an alternate modern day um and if you want to know a little bit more about that if you want to see it in full we actually have a full film uh that is the origin for our upcoming series and that's already out that's already available to watch it's called Testament The Parables retold and it is on the angel app um which is great and there's a few things kind of to say about all this but before we get into all that I just wanted to say happy Palm Sunday what a wonderful day it is uh one week before the the amazing Easter Sunday that we all celebrate the Resurrection Sunday um and really I just wanted to to to read a small section that I think is really impactful uh from the Bible from the Book of Luke and uh it's it's on Palm Sunday and it's the triumphal um triumphant sorry entry uh so this is what it says in Luke 19. and as he rode along that's Jesus they spread their cloaks on the road as he was drawing there already on the way down the Mount of Olives the whole multitude of his disciples began to rejoice and praise God with a loud voice for all the mighty works that they had seen saying blessed is the king who comes in the name of the Lord peace in heaven and glory in the highest and some of the Pharisees in the crowd said to him teacher rebuke your disciples but he answered I tell you if these were silent the very Stones would cry out and when he drew near and saw the city he wept over it saying would that you even you had known on this day the things that make for peace but now they are hidden from your eyes and what I love about this is yes you have it's such a you know I don't know whenever I hear the story told we kind of think of it as this this amazing and it is a triumphant entry everyone laying down these palm Palm leaves and their cloaks on the road but it's almost it's quite sad because less than a week later I I'm Reckoning a few of that same rabble would be the ones who were in the crowd shout and crucify him um which is just he's kind of you know hard to Fathom but but Jesus when he approaches he approaches Jerusalem weeping and these words just really caught me would that you even you had known on this day the things that make for peace because of course Jesus knew Jesus knew what was ahead of him and not no one else did really no one else was what was about to happen um and yes we will soon uh celebrate Good Friday um but that was a at the moment that was a a terrifying time for his followers and of course we live in the hindsight of Resurrection Sunday which is beautiful but I just thought I'd share that passage because I don't know that the more I read that the more I kind of I see that the tragedy and the Triumph in it and I just thought it was a beautiful thing to share on on uh on Palm Sunday but um guys welcome um uh and I'm gonna get into what we're going to be doing um this live stream so this this day we're going to be talking about how our Nets will be his story now if you haven't seen the film you might have seen a trailer that is the tagline for the film in fact I actually wrote originally a very different version of the film but that tagline the hour Nets will be his story is something that crossed over into the the film version that you see today and it's really it's a cool um that I see as as us as fishes of men as people who are meant to tell The Greatest Story Ever Told meant to spread the gospel our Nets as

Fishers of Men are his story um and so this is something that we're going to explore really we're going to explore how um how this is that the heart of the movie how this tagline is the heart of our upcoming series and how it's the heart of our greatest story you and me as followers of Christ um so I hope that's that's exciting we're gonna we're gonna watch a few little clips from the movie as well um but uh we are doing a series that is that is something that is happening and it's something that I'm very very excited about so if you wouldn't want to see it happen if you would like to help make it happen we're actually currently gauging interest from the crowd from people like you to see if you do want to make it happen and if we were to open an investment round um it kind of gauges the interest if if you would be interested in investing and that means that you would own a part of the show you'd own actually a part of the series um which helps not only make it happen but if the show were to one day make money I can't obviously promise that but you'd actually share in those profits which is pretty cool um but above and beyond that I think it's just cool to you know be part of something that's new be part of something that actually is going to tell this story um to to this generation today and I think for me that's that's what's really exciting so what we're going to do now is we're going to show you a short clip from the movie and this is this is early on in the film so just a little bit of context uh Luke is being chased by the temple guard they are actually performing raids currently on followers of the way on these early Christians and uh and he has to get out of there so he is hiding from the temple guard and he uh yeah whether he escapes or not you'll you'll see but there's also another character that comes along which I'm sure you are going to love so here is a early clip from Testament The Parables we told our original film here we go

[Music]

hello

anyone

dear deal for this

foreign

I know

foreign

foreign

thank you very much

it really scared me there I didn't hear you sorry yeah I guess being light in our feet it's part of the job these days and it's Mary please oh Mary sorry where is everyone oh filming the new safe house we move after a raid like that I saw you headed in this direction I just followed you waiting for the guards to leave all right

sorry I guess they didn't have time to officially brief you before Paul's arrest yeah I guess not well not to worry we're safe now by God's grace ah

let's go to the next safe house yeah we're just going to make a quick pit stop on the way wait Mary stop there's a small families that I've talked to that want to hear about him but what about the Rings it's too dangerous out there the most logical thing to do is to head to the estate house but God chose the foolish things of the world to shame the wise God chose the weak things of the world to shame the straw wrong that's yeah sure pause is making the rounds listen doc ever since I met Jesus there's been nothing but danger and trouble practically every day it can't have been that much different you're traveling here with Paul we're on a mission Jesus was very clear tell his story to all the world even a small gathering so that is what I'm going to do

are you coming can I take notes

foreign [Music]

so the brothers do as Jesus says they put their Nets down in that water one last time then suddenly the boat begins to dip and the Nets begin to break they are caught so many fish they have to call their friends over to help and ever since that day they decided to follow Jesus like we do right now the end

sorry I know you have to go okay

would you like to hear a story that Jesus told us yes yes I really think oh oh now this one's a little bit confusing so you're going to have to listen really closely there was once a sower who sowed their seed [Music]

there we have it that was Mary Magdalene coming to Luke's Aid and taking him to to a small family home because as she says you know it is her duty is her calling to tell his story no matter what size the Gathering is whether it's a small family or whether it's a crowd of thousands um you know sometimes we feel like we we're called to preach the gospel to thousands upon thousands and then God might ask about what if I send them to you one at a time um and I think that's that's a little bit of what's Happening Here so so uh this this is when actually the story in the film uh takes a little bit of a turn we have these Parables that take place in the movie so we have at that point it's she's going to tell the parable of the sower we also have the parable of the Good Samaritan the hidden treasure the rich fool and the talents um so so it's an unusual movie which we're not going to do in the series uh of Testament but uh it is something that is is what kind of binds it all together um but some news about the movie actually what what is great is both uh Paulette P Williams who you saw there playing Mary Magdalene and uh Josh Beckman who plays Luke they've both been uh nominated for best actor and best actress at the International Christian film festival uh which is probably one of the biggest Christian film festivals there is um which is awesome not only that we we got nominated for seven Awards seven nominations so we got nominated for for best picture uh best foreign film because we're in the UK uh the two lead actors best cinematography most inspirational and best director which is lovely I'm very very flattered and very very thankful so the I think the festival is in May sometime so we'll see if we win any of those but either if if we do or if we don't I just think it's awesome that something that we made all the way over here and for so little is actually being recognized and actually being seen not only that but if you are on the angel app there's a there's a view counter on how many people have actually viewed Testament and we recently have just passed over one million views that is crazy I just think that's amazing one million views ah wow okay that's is something that we didn't you know you're happy when a few we had our Premiere in London and I think we had 300 people you know we filled it out and 300 was a lot but one million goodness me very very grateful very very awesome that's thanks to you the people who are paying it forward right now are keeping this film free um so thank you thank you thank you thank you and then lastly the the big bit of news is that we've been backed by over 2 000 people two I think at the minute it's 2 200 and something 2 200 something people have backed um Testament uh which means they have uh either invested in our previous investment round or they have paid it forward for others to keep on watching this for free and what happens is with all of that we we go forward and we're actually planning to make this series we're hoping uh to do it this summer we're hoping um obviously I can't promise anything because we need to make sure that we have all the finance uh in place but if you want to take part on that if you want to help us get over that Finish Line head over to angel.com Testament that is where you can express your interest again that means if we open an investment round it means that you will have the opportunity to invest which means owning a part of the show and that money that you invest with will be used into to making the show so season one is going to be Eight Episodes long um there are episodes will be ranged between 45 minutes to an hour long each episode where we're aiming 45 and um and yeah we are planning Five Seasons that kind of when we do a rough map out uh me and the other writers yeah we think it's five seasons and it's a lot to cram in because act takes you know the course over over 20 years so obviously that's going to be slightly condensed when we do it but um it's it's a big story to take and we're currently you know mid uh middle of writing season one and I'm just very excited to film it and I'm very excited even more excited for you guys to watch it so again if you are interested head over to angel.com Testament so yes the movie that the part of the part of the the heart of this movie is this tagline our Nets will be his story um because the film has got all these shorts in it because the film has got all these you know Parables within the the thread of the whole thing was what do stories do what do true stories do um because really it follows it follows how Luke will eventually decide to write his own Gospel account of what happened um and it's it invites you and I to question the same thing of how will our Nets be his story what what can we do how can we use what we have to magnify and to to magnify Christ and to throw our Nets out for his kingdom so we're gonna we're gonna show another clip and this spoiler alert this is from the end of the film okay this is right near the end but the film has been out for quite some time now so I'm going to show this clip if you haven't seen it sorry I hope you enjoy it if you if you also don't want to see it and be like no I'm going to wait and see the film well go the film is out you can go watch that now but this is towards the end of the film um and it is it's a quite a tender moment it's uh it's got a lot of space and it's I mean when we filmed it um Alex Francis who plays the the the person you're about to see just gave such this this gorgeous tender beautiful delicate performance um I remember the first time I got it in the edit suite and just was able to to watch it um man I I cried I just I couldn't contain it because yeah there's just there's an element that he brings to this which I thought was just so so beautiful um so um here is a short clip um from near the end of the movie uh I won't say any more than that but here we go

[Music]

there he is

[Music]

foreign

you're right there Peter

can you give us a moment

foreign

gift

my brother and I used to cast our Nets out on shows like this

we'd catch the best fish the sea had to offer

we had a real gift [Music]

and that is where I met Jesus

and when he called me

he told me I would become fisher of men and to drop my net

for three years we followed him [Music] and saw the impossible been to his every word

so when he asked me to spread his message to preach to all creation I I gave it everything I had

and I saw wonders

and miracles

and the whole world turn upside down

but when the spirit whispered John Mark's name in my ear

everything changed

I knew when my attention was needed to help Mark write it down the good news of Jesus for the whole world to read

and that's something happened I didn't expect

a few days ago Mary came to me and told me that Matthew was also writing an account Matthew as in and now I meet you and find that you're doing the very same

that tells me well

he's up to something [Music]

I will not look

I will not will be his story [Music] thank you

yeah Alex Francis who plays Peter AKA the fisherman in the in the in the movie um yeah when he when he did that monologue that there was uh when we were talking about it there was there was one kind of one thing that we want one facet that we thought this this is where this is where we're going to base it off which was that that Peter misses his friend Peter misses his his friend who is his Lord and his savior um and I thought thought Alex was brought a beautiful tenderness to that um now why I chose this clip to really talk about the heart of the series is because in that monologue that Peter there delivers that Alex there delivers um you know he's telling the story of how he saw wonders how we saw the world turn upside down and

I want to see it I I I would you know when we filmed this this this movie we just kept on thinking oh wouldn't it be great just to see you know that the origins of the the council there or wouldn't it be great to see how how Mary got there or how Peter got here um and so this series is is going to take its chance and its space and the opportunity for us to get to know these characters for us to get to know these these real historical figures set in a in a different kind of World um but for us to try and engage with them on a whole new level um and so you know when he talks about I saw wonders and miracles and the whole world turned upside down that is something that we talk about um having happened but actually it's something that the the Bible invites us to to keep on doing today you know we should be turning our own worlds upside down turning them to the kingdom we should be engaging with people in such love and such and miracles and wonders that that Proclaim Christ loudly which is what Peter's doing here and that's what he's encouraging Luke to do he's like Luke you have a gift you have you are a writer even though Luke is also a doctor he's like Luke you've you've got to write this this this is the way you're going to impact the world and uh and yeah I mean I read from Luke at the beginning of this of this live stream for Palm Sunday uh that's Luke Luke's writing that bit because he he was an investigator he he he when you follow his story um if you follow the we Passages at least in Acts which there are a few of and we'll get into that in another live stream because I I think it's fun or maybe another just a video um it looks like he was in troas on Paul's I think his his uh Mission his first missionary journey or his second second missionary journey yeah second uh in troas and then uh he kind of is left again and then Paul picks him up on his third and then he Journeys with Paul all the way down to Jerusalem so we see in uh acts uh 2021-23. um we see Luke being there because he says we met with um and so but the beginning of Luke's gospel uh he says I investigated the first-hand witnesses I I delved into this story and I am I'm writing an account for you dear Theophilus um whether that's just a friend or whether that's a particular person um he is an investigator and the fact that he he he uses his skills to tell The Greatest

Story Ever Told because that is the story that we're telling um sure Testament is going to be the the story of the book of Acts and that is the impact of The Greatest Story Ever Told and it is how these people are going to tell The Greatest Story Ever Told because the greatest story ever told us is the story of Jesus is his his birth his life his death his resurrection as it and his Ascension um and especially in this time uh coming up to Easter it's a time that we're gonna really just look into as as Christ follows um so yeah that's that's really that's why I kind of chose it I hope you kind of see why anyway um because because we are we have the privilege of looking back seeing the story seeing the impact and behaving being able to tell The Greatest Story Ever Told um to our friends to our neighbors to our loved ones to our enemies you know to to all um which is which is a beautiful thing so that's the heart of the greatest story is to is to be able to tell it um ladies and gentlemen I don't want to keep you for very long but what I will remind you is that if you do want to see this series happen um we are still gauging interest and you can uh you can gauge interest yourself you can express your interest by heading over to angel.com Testament and over there you'll be able to select if we were to open an investment around how much you would be interested in investing um and uh and that's that's it that's that's what's exciting I'm I'm I'm really thankful uh for everyone who so far has expressed interest for everyone who has paid it forward for everyone who did invest on that first round thank you so so so much um I I'm really excited to get this story and I think I really think people are gonna love it so head over to angel.com forward slash Testament and do that and we're actually a few a few friends of mine a few of our our team over here in the UK we actually made a short little video a short little I don't know advert or something to help you um express interest it's a cool video that you can share with people but it's um it's one of our friends who's gonna take you through um take you through the the whole story of what we're doing um and it's our it's our little ad so I thought it might be fun to share because I find it very funny and I really like it and I think it's fun so here it is it all started when we made this Bible movie no not that kind of Bible movie I was looking more like this it's called Testament an adaptation of the book of Acts but set in a world that looks very much like ours today

why am I saying all this well even though the film is out and available to watch for free it really was just the beginning and we made it for just over 50K now we're producing a brand new multi-season show starting with the day of Pentecost and journeying through the rest of the book of Acts and this time imagine what we could do with a proper budget and that's where you come in

everyone is currently looking for investors people like you it's true if you're interested in bringing this series to life and potentially owning part of the show express your interest at angel.com testing

Testament follows a group of Believers filled with the Holy Spirit as they journey through danger and persecution to make the truth know that he is risen but why a modern adaptation good question here's what some of our viewers of the original film said check the story of the the early church like right into today it just hits people's heart differently it's amazing oh I cannot express how I feel it's now going to be going on to TV series yes modernizing the account of the early church connects to audiences in a fresh way especially for those who might have struggled to engage before it's been done with bass lerman's Romeo and Juliet 10 Things I Hate About You and of course my personal favorite BBC's show [Music] so if you want to help bring these life-changing stories to the screen head over to angel.com Testament and express your interests Plus these aren't donations investors could share in the potential profits works great which we already have a distribution partner which is usually one of the hardest parts for making a show the good news is it's Angel Studios the same Studio that brought you the worldwide hit the Chosen and generated over a hundred million dollars in revenue from that show alone is also bringing you test on the edge of your seat yet [Music] so what's the plan

Testament will be a multi-season TV series retelling the book of Acts in a modern world and if we're fully funded by April 2023 we could have the first episode out to you by this December just in time for Christmas I'm excited oh and if you are too here's a chance to help make it happen head over to angel.com Testament and express your interests now

perfect timing this is Paul cerstad the director and creator why this show Paul well uh I strongly felt God call me to make films and shows that would glorify him I love the Bible and retelling the account of the book of Acts invites us to reconnect with the early Church in a way that asks how am I living out my faith today how am I following Jesus yeah that's uh that's why oh cadell thanks yeah cheers

foreign [Music] oh I think I said everything I needed to say cuts sorry it's best interest I say cut [Music] and look even a small Cameo from me um guys thank you so much once again for joining us on this live stream um it was wonderful having you I hope you have a wonderful week I hope you have a wonderful time approaching Good Friday approaching Easter I really pray that the Lord blesses you that he has his hand upon you that he just he comforts you during this season much love and uh yeah God bless ciao

[Music] Our Father [Music] who is in heaven [Music]

Hallowed be your name

Kingdom Come

you will be done

yeah yeah we don't have much time in the building I just thought it was important to say that um just because of this film um so we've actually distributed now with Angel Studios so the same people do the Chosen

[Applause] and uh based off of this idea we'll now be working with them to make a series of TV series [Applause]

I want to say thank you so much uh God bless and have a very good night

[Music] [Applause] [Music] well I didn't know what to expect and I am completely blown away it's amazing oh I cannot express how I feel that I'm just coming out of it it was very clever in the way that he made it intertwined I feel really good after having seen it it was something that I knew was in production for a long time so seeing all the little bits come together and the thing this big movie is just really amazing it's beyond actually my expectations it's actually just um just how they've managed to just create the story in such a kind of with five five parables and have an adventure Thriller throughout is they've done a really good job I thought it was phenomenal I thought it was like the quality was amazing I was in tears I was in tip that when it got to the hidden like treasure bit and they were I was in absolute tears so yeah I thought it was I thought it was one of the best ones I've seen after it was amazing loved it first and foremost absolutely blew away even my expectations which were already high to begin with um I think what struck me the most though was just how much during some of those stories I was just utterly moved so encouraging and it took the story of the the early church like right into today and you're like wow how am I telling the story how am I living it I'm really Blown Away by it and I'm like how do we get it in our local church how do we get others to see it absolutely amazing there are so many deep challenges there are so many important things that are going to come and keep coming and keep coming from this film and the way that it was told and being retold I'm just

now going to be going on some TV series yes it was stunning I really loved every moment of it it's a film that a lot of people will find quite challenging but also very moving it was very funny in places as well it's all those stories have been weaved in so intricately into this bigger picture story was amazing and like it then it's got this really uplifting end and it's just beautiful I really enjoyed it I thought it was really um it was really different to what I expected it wasn't very cheesy I was I was scared that it might be a little bit cheesy but um I thought it was really well done this is really going to speak into into what we've seen in the in 2022 really I think it's really going to speak to a generation hopefully please keep it up and the gospel shall be spread this is something really really special this is really really special it really brought to life the sacrifice that so many people made do you know 2000 years ago I think we take it for granted when we there's a book that we could just have where people literally get their lives so like right there that message down when you see a film and it can kind of reach into your heart and make you start tearing up and make you feel that moment and that emotions that's something that goes above and beyond just watching whatever's on the screen for entertainment and stuff like that and I think this film in particular has that power to actually reach into you and to teach you something that you didn't know which is very much like the Bible uh it was nice to see the role of women in the early church not being downplayed seeing lots of strong women characters through it it was really been nice to see it's not what you're going to be expected in so many reasons I mean someone said to us they were worried it's gonna be cheesy and I think there's a lot of thing with Christian films especially as a Christian we're kind of like flinched because of what's gone before but it's nothing like that it's nothing like what you've seen before it's in a completely creative unique way and a story that has been told thousands of thousands of thousand times before it's just hits people's heart differently so yeah definitely like there needs to be another one 100 100 110. Paul's an amazing writer he's an amazing director

everyone who was in that film is just

perfect

foreign [Music]

Why This Story?

and here we are welcome everyone to a New Testament live stream it has been a while if you're new if you haven't joined us before hello welcome it's really great to have you my name is Paul cerstad I am the Creator and director of Testament and uh lovely to have you and if you are an old timer if you've been with us uh last year and uh and and our subsequent our previous live streams welcome back welcome home uh so glad to have you um I'm really excited to be back it's been I've been itching to get back to you guys and I'm so sorry it's been so long but um we thought we'd kick off uh our new year of live streams and our new year of uh coming back uh with a watch party so if you haven't uh seen this before or if you have actually more importantly if you have seen this before go grab a friend we're probably going to begin the film in maybe 10 minutes so grab a friend email them send them the link and being like hey I've got a film that's about a play I enjoyed it I hope you do too and if you're new I hope you really enjoy um but first i'm just going to talk a little bit about what Testament is why we made it what the purpose of it what the heart of Testament really is um and uh and we'll we'll get straight to that so uh today we are watching Testament The Parables retold okay and that was a film that we made uh we made it back in we filmed it back in 2021 um for minuscule budget um but we've partnered with Angel Studios as a district as our distribution partner and um you'll find a lot of things familiar in this this is a bit of an unusual film it actually started off as um as these short films that would retell Parables um of Jesus but in modern settings and then we tied in this larger narrative that actually is based upon Acts chapter 21 and a little bit onwards from there um so our lead character is is Luke as he's in the capital Paul's been arrested and been taken away and Luke experiences uh these Parables being retold to him from Jesus's disciples so it's it's a different kind of film but you'll you'll find a lot of familiarity there you'll you'll recognize The Parables we have the parable of the sower the Good Samaritan the hidden treasure the rich fool the talent so you'll recognize these stories you'll recognize the characters because you'll you'll meet Luke of course um Mary Magdalene makes an appearance James I'm not going to spoil it too much but you'll you'll be able to see these characters as we've reimagined them in this alternate modern day and that's what you're going to find new we've taken can this story this this historical account and we've put it in this a different world really it is like I I like to say an alternate modern day because the world would be drastically different if Jesus didn't come 2000 years ago right there would be huge ramifications and so we're calling it an alternate modern day because there are things that are still in place the Empire is still in place um the temple and all of these things so it's a it's a retelling reimagining these characters in this an alternate modern day so that's what you're going to find new and and our hope is what you're going to enjoy about it and what you're going to find exciting about it is a way to reconnect with these stories in a way that you might not have before really the reason why I made this in this modern way is to invite us to reconnect with the Bible to invite us to reconnect with the story to invite us to reconnect with the early church and actually go how am I living out my faith can compare to them how am I following Jesus like they did um so often like I've been with people that you know that find the Bible hard to connect with or hard to to to get through the language and the story is there the drama is there the beauty is there and really this is just our way of just trying to go hey this is an exciting story and I always like to say hey spoilers can be found right in the book of Acts so go go look for spoilers um right so what are we doing yes of course the big news is uh that The Testament started off as a movie and as some of you may know but some of you may not we are now based on that same idea we are now developing it into a multi-season TV series so we're going to actually start we're going to reset the clock so the movie is based in Acts chapter 21 22 23 kind of in the backgrounds of there whereas the series we're going to start all the way back in chapter two we're going to start on the day of Pentecost which I can't wait we've got I mean scripts have been writing and it's we're very excited so on the day of Pentecost is when we're starting and we're going to follow the rest of the the story of the book of Acts the rest of the account of the book of Acts um which for me it's just one of my favorite accounts it's you know that it's the account of the holy spirit that is the the the acts of the holy spirit it's the Acts of the Apostles it's the acts of of Jesus's Testament to the world and how the whole world gets turned upside down it's I'm so in love with the book of Acts so I'm really excited to tell this story in this in this multi-season alternate modern day style um and the and the impact that we hope this Series has um I mean people have already been coming to us I know you guys have as well some of you about watching the film and what that's done but really the impact is to try and connect with generations and I don't mean just young Generations because there's older Generations too who have found this disconnect with the Bible but we want to impact people with the the story of the Bible and to to go Hey listen it is good news it is good news no matter what time period you you pronounce the name of Jesus when you pronounce the Gospel of Jesus because it is good news today it is good news two thousand years ago and it is good news tomorrow um and that that's what this series is going to going to do that's that's our hearts that's that's the impact that we're praying that it has and we are hoping to film this summer this summer is when we are planning that's kind of what we're all spearheading towards to go into production this summer 2023 to create the first season we're planning Eight Episodes 45 minutes per episode um and it's it's a it's a big it's a big undertaking we've got to remember if you're starting on the day of Pentecost there's a there's a big crowd right at the beginning so um it's a big undertaking but we're going to keep our filmmaking style our our kind of our Angel likes to call us the scrappy filmmakers so we're gonna we're gonna keep to that but we can't do it without you um as you know the the way that these shows work and our show works with Angel Studios is we um we uh we work with the crowds we work with you so actually last year we we opened up an investment round um and uh we had a number of investors come on board which is amazing and basically we potentially we may open another one and if we do uh we'd love for you to be notified we'd love for you to to find out about that so what you can do right now is we're actually open in an expressing interest stage so if you head over to angel.com Testament you can express your interest and that'll keep you up to date with what we're doing on how we're going and um and if we do open an investment round when we're live uh which means that you'll know when you could uh could invest if we do open up that investment round um and that is the same way that you know the other The Chosen did the same thing Wing feather Saga uh did the same thing which I'm loving at the moment um so it's it's something that we are really excited to partner with um with our audiences uh and we and with you so if we do head over to angel.com Testament because that is where you can express your interest now during this live stream we're about to get into the film I promise we're two minutes away um there is a little button if you're watching this in the angel Studios app there's a button under the screen um like on your phone or on your device that says what does it say it says record story um and it's here where you can record a story about how this film or how uh this you know the series that's coming uh how much you're looking forward to it how much you've enjoyed the film really we want to hear from you we want to hear uh what you think we want to hear what you're excited about we want to hear what your maybe uh trepidatious about we want to hear it all so if you're on the app press that record um uh story button uh which uh which will will enable you to do that um and because it means it means everything to hate from you guys uh you know it means everything just to hear what you think how like I've got messages in from people of just how moments um have really affected them how they've kind of never thought maybe a part of a part of the the biblical account in a certain way and you know anything that connects people back to the story of the Bible um what an amazing thing to be able to be a part of right so I'd love to hear I know the whole Testament team would love to hear from you guys about that so do hit the record um the record story button um because this this show currently the film is there's a lot been a lot of people who've been paying it forward um which is a which is awesome so you know if you if you had someone pay it forward for you when you watched it uh previously um why not record a little uh story and just you know just say thanks I mean I'm so thankful for everyone who keeps on paying it forward to keep this film free for everyone to watch um so after watching this film send us a recording but that's enough from me uh we're gonna go and we're gonna dive in to watch the film right now so I do hope you enjoy it remember to have a head over to angel.com Testament and express your interest so if we do open that investment round you will be notified as soon as we do enjoy the film um I pray it blesses you and I will see you afterwards God bless and there we have it Testament The Parables retold um guys I really hope that blessed you in some way uh making it was a a true honor I loved every moment working with this incredible crew this beautifully talented cast as well it was a real blessing for me when we made it and I I pray it is a blessing for you too now is the perfect time if if you haven't already to if you're watching in the angel Studios app there's a button that says record story um and and I want you to press that and I want you to just share share a little bit about how this film made you feel what what really stood out to you or what moment really got you thinking um or even just to say thank you to the person who paid it forward for you when watching it before it's just a great way to keep this community going keep this community active and really spread the word we actually got sent a video in but uh from Bob who's in Canada and this is what she had to say about the movie hey everybody Barb I'm from Canada and uh I just want to thank everybody who uh did their part in bringing the chosen to us it just brings Jesus alive to me um it's like Jesus with skin on and I know that he would have had a sense of humor like that and so it's just been wonderful um and I just wanted to also mention that um if you want something to do while you're waiting for season four to come out you may want to watch Testament I just watched it this morning The Testament and uh it was so good it was uh man it brought The Parables I really understand them more now than I did before um and it's it's about acts the book of Acts and uh Paul and Luke and it was just so well done and I really enjoyed it so I I I'd like others to watch it too and you'll have time before season four comes out so um if you have a chance give it a go and thank you very much to everybody awesome thank you so much Bob for sending that video in it's it's a real encouragement so thank you so much and guys all of this all of this is made possible by all the people who are paying it forward uh this this film I think on the app now has had over 700 000 views which is just it's it's incredible and but those views are because you have paid it forward for others um so there should also be a button that you can pay it forward um to people there's some perks that you can get but more than that it keeps the show free it keeps the show free for people to watch all around the world um which I just think is amazing and I love the fact that this is free um and then second as well it actually pays forwards towards future Seasons so when we're prepping for season one and hopefully season two and then hopefully season three and four in fact um to pay it forward money actually goes towards those um those Seasons so please do pay it forward if you can and if you are not based in the US and you wanted to invest in like a previous live stream um paying it forward is a great alternative so you can do that and we're very very thankful so thank you to everyone who who does who does pay it forward and if you're not able that's fine I just want to thank you for watching and again I just really do pray it blesses you guys that's all from me um I hope you've had a wonderful night I'm not going to take up any more of your time but um I will see you again soon on a live stream I am sure uh but a reminder again to head over to angel.com Testament or you can express your interest so that if we do open up an investment round uh you'll be notified as soon as we do thank you guys so much God bless and I'll see you soon ciao